Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions, Except Ratios)

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
Earnings:
Net earnings	$240.2	$145.9	$340.0	$320.9	$106.3
Provision for income taxes	35.7	41.1	81.5	92.7	51.7
Amortization of capitalized interest	0.1	0.2	0.7	1.2	1.3
Fixed charges excluding interest capitalized	37.9	47.7	50.9	53.2	49.4

Total	313.9	234.9	473.1	468.0	208.7

Fixed Charges:
Interest expense (gross of interest income)	28.9	39.3	41.9	43.3	42.6
Amortization of deferred financing expense	0.7	1.4	2.0	2.0	1.8
Interest capitalized	1.4	3.4	2.1	0.3	0.3
Interest component of rental expense	8.3	7.0	7.0	7.9	5.0

Total	39.3	51.1	53.0	53.5	49.7

Ratio of Earnings to Fixed Charges	8.0	4.6	8.9	8.7	4.2